

News Release
B2Gold Announces Financial Support to Canadian Community Organizations
and International Governments to Assist those Impacted by COVID-19

Vancouver, Canada, April 22, 2020 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("**B2Gold**" or the "**Company**") is pleased to announce that the Company is providing financial support to community organizations in Metro Vancouver, Canada, that are on the frontlines in assisting people impacted by COVID-19. B2Gold has also made critical financial contributions to assist communities and governments in Mali, the Philippines, Namibia and Colombia in addressing the risks related to the outbreak of COVID-19.

Clive Johnson, President and CEO of B2Gold stated, "As a Canadian company based in Vancouver, we believe it is essential to support those in our community most vulnerable to the impacts of the COVID-19 pandemic. We are pleased to be working with three respected local organizations that provide food security, health services and housing to at-risk members of the Metro Vancouver community." Mr. Johnson continued by stating, "Internationally, we are working closely with communities where we operate and local and national governments in their efforts to respond to the COVID-19 crisis. B2Gold is helping to ensure food security and is providing support for medical equipment and health services to local communities around our mining operations."

In Metro Vancouver, B2Gold is contributing CDN$500,000 to support three local community organizations in response to the COVID-19 outbreak:

- **Supporting Access to Food** – The demand for food support in the local community has increased dramatically during the pandemic. B2Gold is donating CDN$250,000 to the Greater Vancouver Food Bank, which provides healthy food to those in need, including over 8,500 clients and approximately 80 Community Agency Partners across Metro Vancouver.

- **Housing, Health Care and Harm Reduction** – Vulnerable communities are at greater risk during the COVID-19 crisis. B2Gold is donating CDN$125,000 to PHS Community Services Society, which provides housing, health care, harm reduction and health promotion for some of the most vulnerable and under-served people in Vancouver's Downtown Eastside community.

- **Support for At-Risk Youth and Homeless** – Isolation measures and safe practices are challenging with the homeless population. B2Gold is donating CDN$125,000 to Covenant House Vancouver, which provides food, shelter and medical care to Vancouver's homeless and at-risk street youth.

Internationally, as announced on April 8, 2020, B2Gold made financial contributions to support local communities and local and national authorities in the countries in which it operates in response to the COVID-19 outbreak:

- In Mali, B2Gold has committed US$500,000 towards the government's COVID-19 response plan, which includes funds for much needed medical supplies.

- In the Philippines, B2Gold is working with the local communities around the mine site and the local and regional governments to assist families with food and basic medical requirements in line with the government's COVID-19 response plan. A commitment of US$415,000 from the 2020 Social Development and Management Program budget (subject to standard approvals) and corporate social responsibility programs will be applied to these efforts.

- In Namibia, B2Gold has committed US$321,000 towards the COVID-19 response efforts, with a focus on hygiene, sanitation and food security within urban townships.

- In Colombia, where B2Gold is the operator of the Gramalote development project, a joint venture with AngloGold Ashanti Ltd., B2Gold has provided food and medical assistance to vulnerable communities impacted by COVID-19 in the project area.

B2Gold continues to work closely with local communities and local and national authorities in the countries in which it operates to implement enhanced and comprehensive COVID-19 response measures. The Company is closely monitoring activities at each of its sites, ensuring the safe operation of its mines, as well as the safety of its personnel and those living in the surrounding communities.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines Mali, the Philippines and Namibia and numerous exploration and development projects in various countries including Mali and Colombia. B2Gold continues to forecast consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020.

ON BEHALF OF B2GOLD CORP.
"**Clive T. Johnson**"
President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance; statements regarding activities or achievements of B2Gold including, without limitation: consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the outcome of the ongoing tax assessment by the Colombian Tax Office (DIAN) in respect of the Gramalote property; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors relating to B2Gold's ability to carry on current

and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.